UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of July 2024
Commission File Number: 001-40850

Exscientia plc
(Translation of registrant’s name into English)

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-278128 and 333-260315) and Form F-3 (File No. 333-278132) of Exscientia plc (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Asset Purchase of CDK7 from Apeiron
On July 17, a subsidiary of the Company, Exscientia AI Limited (“Exscientia AI”), and GT Apeiron Therapeutics Inc. (“Apeiron”) announced that they had entered into an Asset Purchase Agreement, IP Assignment Agreement, Subscription Agreement and Share Surrender Agreement, pursuant to which Exscientia AI will own the full rights to the intellectual property in GTAEX617 as well as take full control of the CDK7 inhibitor programme (the “IP Rights”) for the purpose of continuing Exscientia AI’s own independent research, development and commercialization efforts. Concurrent to the transaction, Exscientia AI and Apeiron terminated the Collaboration Agreement, dated July 1, 2021, by and between the Exscientia AI and Apeiron.
As consideration for the IP Rights, Exscientia AI made an upfront payment to Apeiron in the amount of $10 million and forgave Apeiron of all outstanding debt. The Company also issued Apeiron $10 million of the Company’s equity in the form of restricted American Depositary Shares, each representing one ordinary share, nominal value £0.0005 per share. In addition, Exscientia AI surrendered 9,173,021 ordinary shares with a par value of $0.00001 each and 1,549,942 Series Pre-A preferred shares with a par value of $0.00001 each that Exscientia AI holds in Apeiron Therapeutics, Inc. with no consideration being due from Apeiron to Exscientia AI or the Company.

Pursuant to the Asset Purchase Agreement, Exscientia AI shall pay Apeiron a single digit royalty, net of any applicable withholding taxes, if Exscientia AI or a third party commercializes GTAEX617. Exscientia AI will take on all development costs and shall also pay Apeiron a single digit percentage of any outlicensing income received by Exscientia AI or its affiliates if Exscientia AI enters into an outlicensing agreement with a third party.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 18, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	July 18, 2024	By:	/s/ David Hallett
Name: David Hallett
Title: Interim Chief Executive Officer